UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNL AGENTS’

401(k) SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation

150 N.  Radnor Chester Road

Radnor, PA  19087

LNL Agents’ 401(k) Savings Plan

Audited Financial Statements

and Supplemental Schedule

As of December 31, 2016 and 2015, and For the

Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Benefits Committee

LNL Agents’ 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of LNL Agents’ 401(k) Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LNL Agents’ 401(k) Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016,  has been subjected to audit procedures performed in conjunction with the audit of LNL Agents’ 401(k) Savings Plan’s financial statements.  The information in the supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 26, 2017

LNL Agents’ 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2016	2015
Assets
Investments:
Investments at fair value	$173,082,219	$165,185,850
LNL investment contract at contract value	53,487,520	43,735,544
Total investments	226,569,739	208,921,394

Notes receivable from participants	3,625,254	3,662,438
Contributions receivable from plan sponsor	-	1,430,277
Net assets available for benefits	$230,194,993	$214,014,109

See accompanying Notes to Financial Statements

LNL Agents’ 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the
Year Ended
December 31, 2016
Additions
Net investment income (loss):
Net appreciation (depreciation) of investments	$19,333,257
Interest and dividends	2,693,449
Total net investment income (loss)	22,026,706

Interest income on notes receivable from participants	157,049

Contributions:
Plan sponsor	1,315,526
Participant	5,896,728
Rollover	1,083,017
Total contributions	8,295,271
Total additions	30,479,026

Deductions
Benefits paid to participants	15,583,229
Total deductions	15,583,229

Net increase (decrease) before transfer of assets	14,895,797
Transfers from (to) affiliated plans	1,285,087
Net increase (decrease)	16,180,884

Net assets available for benefits
Beginning-of-year	214,014,109
End-of-year	$230,194,993

See accompanying Notes to Financial Statements

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

1.   Description of the Plan

The following description of the LNL Agents’ 401(k) Savings Plan (the “Plan”) is a summary only and, a detailed Plan document can be obtained from Lincoln National Corporation (“LNC”) Human Resources.  The Plan is administered by the LNC Benefits Committee (the “Plan Administrator”) in accordance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan may be amended periodically in order to comply with changes in applicable laws and to make changes in Plan administration.

Eligibility

The Plan is a contributory, defined contribution plan that covers eligible full-time agents of The Lincoln National Life Insurance Company (“LNL” or the “Plan Sponsor”), Lincoln Financial Advisors Corporation (“LFA”) and Lincoln Life & Annuity Company of New York.

Contributions

Participants are permitted to make pre-tax contributions or elect to reduce their compensation to make Roth 401(k) contributions at a combined rate of at least 1% but not more than 50% of eligible earnings (15% for highly compensated agents, as defined in the Plan document), up to a maximum annual amount as determined under applicable law.  Roth 401(k) contributions are includable in a participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as determined by the Internal Revenue Service (“IRS”) and ERISA.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover”).

Plan Sponsor matching contributions are made to the participants’ accounts in accordance with the Plan document.  The Plan Sponsor matching contribution for eligible participants is equal to 50% of each participant’s contributions, not to exceed 6% of eligible earnings.  In addition, the Plan Sponsor may contribute an additional discretionary matching contribution to eligible participants.  The Plan Sponsor discretionary match is an amount determined by the sole discretion of LNL’s Board of Directors.  In order to receive the discretionary matching contribution, participants must have an agent relationship with LNL or an affiliate as of the last day of the year or have died, retired or became disabled during the year.  The amount of the Plan Sponsor discretionary matching contribution varies according to whether certain performance-based criteria have been met, as determined by LNL’s Board of Directors.  No such contribution was made for the year ended December 31, 2016.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan.  Plan Sponsor contributions are invested in the same manner as participant elective contributions.  The Plan currently offers various mutual funds, collective investment trusts, a guaranteed investment contract issued by LNL, and LNC common stock as investment options for participants. In addition, participants have the option of utilizing a self-directed brokerage account (“brokerage account”), through which participants are able to invest in a variety of securities including mutual funds, common stock or cash and invested cash.

Participant Accounts

Separate accounts are maintained for each participant.  Each participant’s account balance is credited with the participant’s contributions and any rollovers, the Plan Sponsor contributions, and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options.

Vesting

Participants’ contributions and earnings thereon are fully vested at all times.  Plan Sponsor contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested
<2	0%
2	50%
3 or more	100%

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s account is forfeited.  Forfeited non-vested amounts may be used to reduce future Plan Sponsor contributions or pay administrative expenses of the Plan.  During the year ended December 31, 2016, forfeitures of $3,135 were used to reduce Plan Sponsor contributions.  At December 31, 2016 and 2015, unallocated forfeitures were $4,219 and $15,938, respectively.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of 50% of the participant’s vested account value or $50,000, reduced by the highest outstanding loan balance in the previous 12-month period.  Loan terms range from 1 to 5 years or up to 20 years for the purchase of a principal residence.  Participant loans bear interest at a rate commensurate with prevailing rates for loans of a similar type as determined by the Plan Administrator.  Interest rates on outstanding participant loans ranged from 4.20% to 10.50% with maturities through 2036 as of December 31, 2016.

Benefit Payments

Upon termination of service, including termination due to disability or retirement, a participant may elect to receive a lump-sum amount equal to the participant’s vested interest in his or her account balance, an installment option if certain criteria are met, or a systematic withdrawal option in the form of a series of periodic payments; in case of death, the participant’s beneficiary makes that election.

Participants with vested account balances less than $1,000 are immediately distributed as a lump-sum under the terms of the Plan, without the participant’s consent, unless the participant has made a timely rollover election to an Individual Retirement Account or other qualified arrangement.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, all non-vested participant account balances would become fully vested.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Investments Valuation and Income Recognition

The Plan’s investments are primarily reported at fair value, with the exception of the Plan’s fully benefit-responsive investment contract that is reported at contract value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded when earned.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are valued at unpaid principal balance plus any accrued interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.  No allowance for credit loss has been recorded as of December 31, 2016 or 2015.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Benefit Payments

Benefits are recorded when paid.

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan document.

Accounting Estimates and Assumptions

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts reported in the financial statements.   Actual results may differ from those estimates.

Adoption of New Accounting Standards

In 2016, no new Accounting Standard Updates were adopted that had an effect on the Plan’s financial statements.

3.   Fair Value Measurements

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”), which are carried at fair value on a recurring basis in the financial statements.  ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of the three levels based on the priority of inputs used in the valuation.  Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.  The three levels are defined as follows:

•	Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

•

Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

•

Level 3: Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and we make estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

Valuation Methodologies for Investments at Fair Value

Mutual Funds

Mutual funds are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund that focus on accumulating earnings while maintaining the appropriate level of diversified risk.

LNC Common Stock

LNC common stock is valued at the closing price on the last business day of the Plan year on the active market on which the individual security is traded.

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid debt instruments purchased with an original maturity of three months or less.

Brokerage Account

The brokerage account consists primarily of mutual funds, common stock and cash and invested cash, which are valued similar to the respective valuation methodologies as previously disclosed.

Collective Investment Trusts

Collective investment trusts’ fair values are determined by the administrator of the trust using the NAV as a practical expedient.    There are currently no redemption restrictions on the collective investment trusts.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is quoted on a private market that is not active; however, the unit price of the underlying investments is traded on an active market.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2016 and 2015.  There were no transfers between Level 1, Level 2 or Level 3 for the years ended December 31, 2016 and 2015.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial investments could result in a different fair value measurement at the reporting date.  There have been no changes in valuation methodologies during the years ended December 31, 2016 and 2015.

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

The following summarizes investments information measured at fair value on a recurring basis by the fair value hierarchy levels as described above:

	As of December 31, 2016
	Quoted Prices
	in Active	Significant
	Markets for	Observable
	Identical Assets	Inputs
	(Level 1)	(Level 2)	Total
Mutual funds	$34,490,556	$-	$34,490,556
LNC common stock	34,221,445	-	34,221,445
Cash and invested cash	-	1,061,120	1,061,120
Brokerage account	6,703,734	838,439	7,542,173
Total investments measured at fair value	$75,415,735	$1,899,559	77,315,294
Collective investment trusts at NAV			95,766,925
Total investments at fair value			$173,082,219

	As of December 31, 2015
	Quoted Prices
	in Active	Significant
	Markets for	Observable
	Identical Assets	Inputs
	(Level 1)	(Level 2)	Total
Mutual funds	$32,592,681	$-	$32,592,681
LNC common stock	31,345,470	-	31,345,470
Cash and invested cash	-	876,855	876,855
Brokerage account	6,618,983	1,106,464	7,725,447
Total investments measured at fair value	$70,557,134	$1,983,319	72,540,453
Collective investment trusts at NAV			92,645,397
Total investments at fair value			$165,185,850

4.   LNL Investment Contract

The LNL investment contract is a fully benefit-responsive investment contract and is reported at contract value on the Statements of Net Assets Available for Benefits.  Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.  Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents participant contributions, plus earnings at guaranteed crediting rates, less participant withdrawals.

The LNL investment contract is a group fixed annuity contract, backed by the creditworthiness of LNL, which has no maturity date.  Deposits made to the investment contract are deposited in LNL’s general account.  LNL is contractually obligated to repay the principal and a specified crediting interest rate that is guaranteed to the Plan.  There are no reserves against contract value for credit risk of LNL or otherwise.  Participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account at contract value within reasonable time frames.  Restrictions apply to the aggregate movement of funds to other investment options.  There is no event that is probable that limits the ability of the Plan to transact at less than contract value with LNL.  There are also no events or circumstances that are probable that would allow LNL to terminate the group fixed annuity contract with the Plan and settle at an amount different from contract value.

5.   Income Tax Status

The Plan received a determination letter from the IRS dated September 17, 2013, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

determination by the IRS, the Plan has been amended.  However, the Plan Administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  In January 2016, the Plan Administrator submitted to the IRS an application for a new determination letter.

6.   Related Party and Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Lincoln Financial Group Trust Company, Inc. (“LFGTC”), Lincoln Retirement Services Company, LLC (“LRSC”) and TD Ameritrade.  LFGTC is the Plan’s Trustee; LRSC, an affiliate of LNC, is the recordkeeper for the Plan and TD Ameritrade is the custodian of the brokerage account assets and, therefore, these investments represent exempt party-in-interest transactions.  All fees paid to LFGTC and LRSC for its services provided to the Plan were paid by LNC.

The Plan invests in the LNL investment contract, which is a guaranteed investment contract in the general account of LNL.    Total interest and dividends from the LNL investment contract was $1,399,193 for the year ended December 31, 2016.

At December 31, 2016, LFGTC held approximately 2,870,000 shares of LNC common stock in the Lincoln Stock Fund, of which 18% was the Plan’s pro-rata share.  At December 31, 2015, LFGTC held approximately 3,370,000 shares of LNC common stock in the Lincoln Stock Fund, of which 19% was the Plan’s pro-rata share.  For the year ended December 31, 2016, dividend income in the LNC Stock Fund was approximately $3,529,000, of which 18% was the Plan’s pro-rata share.

7.   Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s exposure to concentrations of credit risk is dependent upon the investments selected by participants.  The Plan’s investments in LNC common stock and the LNL investment contract represented approximately 15% and 23% of the Plan’s net assets, respectively, as of December 31, 2016, and approximately 15% and 20% of the Plan’s net assets, respectively, as of December 31, 2015.

8.   Subsequent Events

Beginning January 1, 2017, a loan initiation fee of $50 will be charged to participants who take a loan from their Plan account.  The fee will apply to all new loans taken on or after January 1, 2017.  The fee will be deducted from loan proceeds.

Supplemental Schedule

LNL Agents’ 401(k) Savings Plan

Plan Number: 006

EIN: 35-0472300

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

As of December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment,
	Borrower,	Including Maturity Date,
	Lessor or	Rate of Interest,	Cost	Current
	Similar Party	Par or Maturity Value	**	Value

	Mutual funds:
	American Funds	Growth Fund of America R-6		$22,037,522
	Dodge & Cox	International Stock Fund		12,453,034
	Total mutual funds			34,490,556

	Collective investment trusts:
	Boston Company Asset Management, LLC	Small-Mid Cap Value Fund		3,926,727
	Delaware Foundation	Large Cap Value Trust		16,841,403
	Delaware Foundation	Small-Mid Cap Growth Trust		11,497,028
	Delaware Foundation	Large Cap Growth Trust		7,609,314
	Delaware Foundation	Diversified Income Trust		7,564,759
	MFS	International Growth Fund		7,919,963
	PIMCO	Diversified Real Asset Fund		1,357,194
	State Street Global Advisors Ltd.	Target Retirement Income Fund		4,429,296
	State Street Global Advisors Ltd.	Target Retirement 2015 Fund		3,563,294
	State Street Global Advisors Ltd.	Target Retirement 2020 Fund		4,881,916
	State Street Global Advisors Ltd.	Target Retirement 2025 Fund		4,614,369
	State Street Global Advisors Ltd.	Target Retirement 2030 Fund		4,166,476
	State Street Global Advisors Ltd.	Target Retirement 2035 Fund		1,801,082
	State Street Global Advisors Ltd.	Target Retirement 2040 Fund		2,179,614
	State Street Global Advisors Ltd.	Target Retirement 2045 Fund		833,355
	State Street Global Advisors Ltd.	Target Retirement 2050 Fund		460,499
	State Street Global Advisors Ltd.	Target Retirement 2055 Fund		444,686
	State Street Global Advisors Ltd.	Target Retirement 2060 Fund		304,688
	State Street Global Advisors Ltd.	International Equity Fund		1,308,438
	State Street Global Advisors Ltd.	Russell Small-Mid Cap Index Fund		3,951,354
	State Street Global Advisors Ltd.	Russell Large Cap Index Fund		5,381,939
	State Street Global Advisors Ltd.	U.S. Bond Index Fund		729,531
	Total collective investment trusts			95,766,925

*	LNC	Common stock		34,221,445

*	LNL	Investment contract - at contract value		53,487,520

*	Wilmington Trust	Cash and invested cash		1,061,120

*	TD Ameritrade	Brokerage account		7,542,173

*	Participant loans	Maturing through October 2036, interest rates ranging from 4.20% to 10.50%		3,625,254
				$230,194,993

*	Represents a permitted party-in-interest
**	Cost information is not required for participant-directed investments

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of the LNL Agents’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LNL Agents’ 401(k) Savings Plan
By: /s/ George A. Murphy
Date: June 26, 2017	George A. Murphy on behalf of The Lincoln National
Corporation Benefits Committee